SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On May 27, 2020, Ms. Noh, Geum-Sun and Mr. Choi, Seung-Kook were reappointed by the Minister of the Ministry of Economy and Finance as non-standing directors of Korea Electric Power Corporation (“KEPCO”), for a term of a year beginning on June 12, 2020 and ending on June 11, 2021.

Biographic details of the non-standing directors are set forth below.

Name	Biographic details
Noh, Geum-Sun	• Previous Positions: • President of EOS Partners • Executive auditor of National Pension Service • Non-executive auditor of Hankyoreh Media • Co-representative of Mirae Accounting Firm
Choi, Seung-Kook

•  Previous Positions:

•  Secretary General of Green Korea United

•  Co-representative of Korea NGO’s Energy Network

•  Current Position:

•  Director of Solar and Wind Energy Cooperative Association

•  Executive Committee Member of Seoul One Less Nuclear Power Plant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name:	Kim, Byung-in
Title:	Vice President

Date: May 28, 2020